Exhibit 21.1

Antares Pharma, Inc.

Subsidiaries of the Registrant

Name	State or Other Jurisdiction of Formation
Antares Pharma AG	Switzerland
Antares Pharma IPL AG	Switzerland
Permatec NV	Netherlands, Antilles